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Filed by: Kinross Gold Corporation
This communication is filed pursuant to Rule 425
under The Securities Act of 1933, as amended
Subject Company: Aurelian Resources Inc.
Commission File No.: 333-152584
Date: September 11, 2008

Important information for Aurelian Shareholders
on the status of the Kinross offer

        On September 3, 2008, Kinross announced the results of its bid to acquire the outstanding shares of Aurelian Resources. Kinross also announced that it had extended its offer until September 15, 2008, in order to allow the shareholders who still hold Aurelian shares the opportunity to deposit their shares to the offer.

        Kinross has compiled the following Q&A to provide clarification concerning the current status of its bid. It is important for the remaining Aurelian shareholders to understand the next steps for Kinross with respect to acquiring the remaining Aurelian shares. This Q&A is intended to help ensure that the remaining Aurelian shareholders have this information, so that decisions they make about their shares are fully-informed and factually-based.

        At the same time, we encourage Aurelian shareholders to learn more about Kinross. Kinross was the top performing senior gold equity on both the New York Stock Exchange and the Toronto Stock Exchange for the past two years. This performance reflected some key Kinross strengths and advantages: a significant growth in proven and probable gold reserves(1), up 88% in just two years; a geographically balanced portfolio of high-quality assets; three major low-cost growth projects coming onstream in 2008, promising to boost our production 55% over 2007 levels by 2009; a strong balance sheet and increased cash flow; outstanding margin growth, up 213% over five years; a revamped management team and operating structure; and perhaps most important, a clearly defined strategic plan. We urge you to explore our website, read our annual report, and look at our recent investor presentations to learn more about our strategy for disciplined growth, and our plans to continue to generate superior value for our shareholders.

        We also suggest reading our 2007 Corporate Responsibility Report to learn what Kinross stands for and the values and principles that guide us. Our commitment to corporate responsibility begins with high standards for health and safety, commitment to superior environmental performance, and strict adherence to the relevant laws, regulations and securities guidelines in every jurisdiction where we operate. Every Kinross employee is committed to our Ten Principles of Corporate Responsibility, and is required annually to sign our Code of Business Conduct and Ethics, which demands strict compliance with a comprehensive set of anti-corruption guidelines.

        As a mining company, we also realize that simply obeying the law is not enough, and we have both a moral and a business imperative to make a positive contribution in the communities where we operate. That is why "outstanding corporate citizenship" is one of Kinross' four core values. This commitment to corporate responsibility has been a hallmark of all our operations, including our mining operations in South America, and we feel that it will prove to be a strong advantage in working with the Ecuadorian government and with local communities to make responsible development of the Fruta Del Norte deposit a win-win-win for all parties.

What is the current status of Kinross' position with respect to this bid?

        As outlined in Kinross' press release of September 3, 2008, a total of 108,524,181 common shares of Aurelian were validly deposited at the expiry time of the offer, resulting in total Kinross ownership of 123,524,181 common shares of Aurelian. This represented approximately 80.8% of the issued and outstanding common shares of Aurelian on a fully-diluted basis, following completion of the exchange of the outstanding Aurelian employee stock options for replacement Kinross stock options. Kinross also announced that it has extended its offer until 6:00 p.m. ET, September 15, 2008, to allow more time for remaining Aurelian shareholders to deposit their shares to the offer.

(1)
For further information, please refer to Kinross' Mineral Reserve and Resource Statement at December 31, 2007, as released February 21, 2008, which can be found on our website at www.kinross.com.

What does Kinross plan to do to acquire the remaining shares?

        It is important to understand that as a result of having taken up and paid for these shares, which exceed the required threshold of 66 2/3% of the total outstanding shares of Aurelian on a fully diluted basis, Kinross is now in a legal position to acquire all of the remaining undeposited shares of Aurelian. Kinross hopes that most of these shares will be deposited before the September 15 expiry date. Following that deadline, depending on how many shares are deposited, there are two ways that Kinross might acquire any remaining shares — either by way of a subsequent acquisition transaction (sometimes referred to as a "second-stage going-private transaction"), or by way of a compulsory acquisition. Both of these processes are governed by applicable Canadian corporate and securities law, and are well-accepted and commonly-used methods for completing acquisitions of this nature. Both alternatives and certain available shareholder rights are also described in detail at page 54 of Kinross's Offer and Circular dated July 28, 2008, in the section entitled "Acquisition of Aurelian Shares Not Deposited".

What is "compulsory acquisition"?

        If Kinross is successful in acquiring 90% of the shares of Aurelian (excluding those shares acquired prior to its Offer), it intends to acquire all of the remaining shares that have not been acquired under the bid by way of "compulsory acquisition." This procedure is provided for in Section 206 of the Canada Business Corporations Act (the CBCA). The compulsory acquisition procedure allows an offeror to acquire the remaining shares for the same consideration per share as offered under the takeover bid, following delivery of a notice to such effect to the remaining shareholders and to the Director under the CBCA.

What will Kinross do if less than 90% of the shares are deposited?

        If, after the offer expires on September 15, Kinross does not hold 90% of the shares, Kinross intends to pursue the alternative route to acquiring 100% of the Aurelian shares, which we refer to as a "subsequent acquisition transaction" (or "second stage going private transaction".) This is a form of transaction commonly used by Canadian companies to acquire the remaining undeposited shares in a transaction in which they have acquired more than 66 2/3% of the shares, but less than 90%. Under a second stage transaction, Kinross is likely to cause a special meeting of shareholders to be held to approve a form of going private transaction. In this transaction, the shareholders other than Kinross would be provided with consideration identical to that provided under the offer. The statutory instrument which governs such transactions in Canada (Multilateral Instrument 61-101) specifically allows Kinross to vote the shares deposited under its bid in favour of the special resolution at the meeting, provided certain conditions are met. Kinross believes that all of these conditions will be met and that a subsequent acquisition transaction would be completed in the ordinary course. This process (and the intention to effect a subsequent acquisition transaction) is described in further detail on page 54 of Kinross' Offer and Circular dated July 28, 2008, in the section entitled "Acquisition of Aurelian Shares Not Deposited — Subsequent Acquisition Transaction".

        While this process would likely take several weeks longer to complete than a compulsory acquisition, the end result would be identical. Kinross would have acquired all of the remaining undeposited shares, and in exchange, Aurelian shareholders who did not deposit to the offer would have received exactly the same consideration as those who did.

Why should I deposit my shares to the offer now?

        The Kinross offer for Aurelian remains a very attractive offer — which Kinross continues to believe is one of the best offers that have been made for a company whose main assets consist of such early-stage gold ounces, in particular given recent downward trends in the junior mining sector. In addition, the offer was unanimously recommended by the Aurelian board. It has been overwhelmingly endorsed by the market, based on the very strong depositing of shares to the offer to date.

        Also, depositing to the offer gives Aurelian shareholders the significant benefits of becoming a Kinross shareholder. In the recent downward trend we have seen across the entire gold sector, the junior sector has been impacted particularly hard. In this volatile market, Kinross' strong cash flow, diversified asset base, and growth potential offer investors a greater level of stability and certainty.

Will I receive the Kinross dividend that is to be paid on September 30th?

        Kinross shareholders of record at the close of business on September 23rd are eligible to receive the dividend payable on September 30th. Shareholders that properly tender their Aurelian shares to the Kinross offer on or before September 15th should have received Kinross shares by September 23rd. If they are Kinross shareholders at the close of September 23rd then they are eligible to receive the dividend.

Has Kinross been purchasing shares on the open market?

        No. Kinross committed in its Support Agreement with Aurelian dated July 23, 2008 not to make market purchases of Aurelian shares during the period that the offer was open.

How does the exchange of Aurelian options into Kinross options change the number of shares owned by Kinross from 74.8% to 80.8% of the total outstanding shares, as stated in the press release of September 3?

        The Kinross press release stated that the company held a total of 123,524,181 common shares of Aurelian. At the time of the close of the offer, this represented approximately 74.8% of Aurelian's issued and outstanding common shares on a fully-diluted basis.

        However, under the terms of the Kinross offer, the Aurelian stock options held by Aurelian employees were exchanged for replacement Kinross stock options. As a result of this exchange, which is now effective, there are fewer fully diluted Aurelian shares. This means that the number of shares owned by Kinross on the initial expiry date of September 3, 2008, expressed as a percentage of the total Aurelian outstanding shares, has increased from 74.8% to 80.8%. In other words, the number of shares that Kinross owned as of that date has remained the same, but the percentage of total shares owned has increased.

        We encourage all Aurelian shareholders to read in full the Offer and Circular dated July 28, 2008, which provides more detail on these issues. We also encourage Aurelian shareholders to seek the advice of fully qualified and professional legal and/or financial counsellors if they have any questions about the information that the circular contains, or about their options going forward.

         Cautionary Statement on Forward-looking Information.    All statements, other than statements of historical fact, contained or incorporated by reference in this document constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995, and are based on the expectations, estimates and projections of management as of the date of this document unless otherwise stated. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. In addition, the forward-looking information set forth in this document is subject to various risks and other factors which could cause actual results to materially differ from those expressed or implied in the forward-looking information. These risks, factors, estimates and assumptions are described in more detail in the "Risk Factors Related to the Offer" section of Kinross' offer and take-over bid circular filed in respect of Aurelian Resources Inc. (the "Aurelian Bid Circular"), and the "Cautionary Statement on Forward-Looking Information" sections of our related news releases, to which readers are referred and which statements are incorporated by reference in this document, and all forward-looking statements made in this document are qualified by such cautionary statements. Kinross disclaims any intention or obligation to update or revise any forward-looking statements made in this document whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

         Other information.    This document does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Aurelian Resources Inc. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Kinross has filed the Aurelian Bid Circular, and more recently a Notice of Extension, with Canadian provincial securities regulators. Kinross has also filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 which includes the Aurelian Bid Circular. Investors and security holders are urged to read the Aurelian Bid Circular and the Notice of Extension because they contain important information. Investors may obtain a copy of the Aurelian Bid Circular, the Notice of Extension and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The Aurelian Bid Circular and these other documents may also be obtained on Kinross' website.

        Where we say "we", "us", "our", the "Company", or "Kinross" in this document, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

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Important information for Aurelian Shareholders on the status of the Kinross offer